UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-16189

NISOURCE INC.
RETIREMENT SAVINGS PLAN
(Full title of plan)

NISOURCE INC.
(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

NiSource Inc.
Retirement Savings Plan
Employer ID No: 35-2108964
Plan Number: 005

Financial Statements as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013,
Supplemental Schedule as of December 31, 2013, and Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE:
Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	13
SIGNATURES	14
EXHIBIT INDEX	16
EXHIBIT:
Exhibit 23 Consent of Independent Registered Public Accounting Firm

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the NiSource Inc. Retirement Savings Plan
and the NiSource Inc. Benefits Committee
Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of the NiSource Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
June 25, 2014

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012	2013	2012

Assets
Investments - at fair value:
Mutual funds	$842,341,799	$696,017,054
NiSource Inc. Common Stock Fund	348,362,663	264,874,301
Money market fund	110,718,419	119,248,262
Common collective trust	23,392,306	21,207,717
Total investments	1,324,815,187	1,101,347,334
Notes receivable from participants	26,095,918	24,180,176
Net Assets Available for Benefits	$1,350,911,105	$1,125,527,510

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013	2013

Additions:
Contributions:
Participant	$53,471,402
Employer	31,177,836
Total contributions	84,649,238
Investment Income:
Net appreciation in fair value of investments	205,161,070
Dividends and interest	44,488,623
Net investment income	249,649,693
Interest income on notes receivable from participants	806,628
Total additions	335,105,559

Deductions
Benefits paid to participants	109,826,451
Administrative expenses - net	(195,640)
Other	91,153
Total deductions	109,721,964
Increase in Net Assets	225,383,595
Net Assets Available for Benefits - Beginning of year	1,125,527,510
Net Assets Available for Benefits - End of year	$1,350,911,105

See accompanying notes to financial statements.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.    Description of the Plan

NiSource Inc. (the “Company” or “NiSource”) is a holding company whose subsidiary companies are Northern Indiana Public Service Company (“NIPSCO”), Columbia Energy Group ("CEG"), and NiSource Gas Distribution Group. The following description of the NiSource Inc. Retirement Savings Plan (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution retirement plan available to each eligible employee who works for the Company or one of its subsidiary companies as defined above. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Plan Administration - The Company serves as sponsor of the Plan. The NiSource Benefits Committee (the “Committee”), established by the Company, has administrative and investment responsibilities with respect to the Plan. The Chief Executive Officer of the Company, who has responsibilities in administering the Plan, appoints the members of the Committee. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan’s assets and executes all investment transactions. Plan investments include twenty-five mutual funds, one money market fund, one common collective trust and one common stock fund as investment options for participants.
Contributions - Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax and Roth basis, and up to 25% on an after-tax basis, up to 75% in total (including catch-up contributions), subject to Internal Revenue Code limitations. Participants who are at least 50 years old or will be 50 years old in the Plan year can make catch-up contributions to the Plan. Participants can direct the investment of their contributions into the various investment options offered by the Plan. NiSource does not match on pre-tax catch-up or Roth after-tax catch-up contributions. Some groups are not matched on after-tax contributions, as noted below.
The Company contribution (match) formulas are as follows:

a.	For the accounts of all participants who participate in the Final Pay Option of the Columbia Energy Group Pension Plan, or any successor plan (as defined therein):

(1)
during the first 120 months of participation, the match is equal to 50% for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of the participant’s contribution;

(2)
from the 121st through the 240th month of participation, the match is equal to 75% for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of the participant’s contribution;

(3)
from the 241st month onward of participation, the match is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of the participant’s contribution.

b.
For the accounts of all participants who participate in the Final Pay Option of the NiSource Salaried Pension Plan and NIPSCO nonunion employees who participate in the Final Pay Option of the NiSource Subsidiary Pension Plan and NIPSCO union employees who participate in the Final Pay Option of the Kokomo Union Pension Plan, or any successor plans (as defined therein), the match is equal to 11.1% of a combined total of pre-tax and Roth after-tax contributions made by the participant to the Plan.

c.
For the accounts of all nonunion participants who participate in the Final Pay Option of the Bay State Gas Company Pension Plan, or any successor plan (as defined therein), the match is 50 cents for each $1 contributed on the first 5% of compensation.

d.
For accounts of all employees of NIPSCO who participate in the Final Pay Option of the NiSource Subsidiary Pension Plan or any successor plan (as defined therein), the match is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 6% of compensation.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

e.
For the accounts of all participants who participate in the Account Balance I (AB I) option of the Columbia Energy Group Pension Plan, the NiSource Salaried Pension Plan, or the Bay State Gas Company Pension Plan, or any successor plans (as defined therein), the Company match is 75 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation.

On January 1, 2006, a new Account Balance option was created (AB II). Exempt employees were given the opportunity to elect this new account balance pension design or stay in the old Account Balance option (AB I). Under the new retirement income program, exempt new hires since January 1, 2006 are automatically placed into the new retirement income program plan design (AB II), as are all nonunion nonexempt hires since January 1, 2008. Effective January 1, 2008, certain new hires into the NIPSCO Union and new hires into certain union groups within the Bay State Union Pension Plan are automatically placed into the new retirement income program plan design (AB II). Effective March 1, 2009, new hires in the Kokomo Union Pension Plan are automatically placed into the new retirement income program plan design (AB II). As of January 1, 2011, all current exempt employees who had not already elected the new account balance design were automatically converted. The Company match under this new pension design (AB II) is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation.

f.
Effective January 1, 2005, all NIPSCO active union employees were given a choice between Account Balance (AB I) and Final Average Pay defined benefit plan. For employees who choose the Account Balance (AB I) pension plan, the Company match is 75 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation. For employees who choose the Final Average Pay defined benefit plan, the Company match is equal to 11.1% of a combined total of pre-tax and Roth after-tax contributions made by the participant to the Plan.

g.
For certain union employees in the Bay State Union Pension Plan, Bay State Gas Company makes contributions from 2.5% to 6% of eligible compensation. Such contributions are allocated according to the participant’s direct accounts.

h.
Effective January 1, 2010, in lieu of a pension plan, employees who are hired or rehired on or after January 1, 2010 and classified by the Company as an “exempt employee,” are eligible for Employer Contribution. Also, as described within this paragraph effective January 1, 2013, in lieu of a pension plan, Columbia Energy Group union, non-exempt non-union, Brockton Operating and Lawrence employees who are hired or rehired on or after January 1, 2013 are eligible for the Employer Contribution. Effective June 1, 2013, in lieu of a pension plan, Brockton clerical/technical employees who are hired or rehired on or after June 1, 2013 are eligible for the Employer Contribution. Each pay period, the Company makes an Employer Contribution in the amount of 3% of compensation to the account of each employee eligible for this contribution. Employees will receive this contribution each pay period whether or not they make contributions to the Plan. If an employee wishes to participate in the Plan, the Company match is 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation.

For all employees other than those referenced in item 1(g) above, the matching contribution is invested directly into the NiSource Inc. Common Stock Fund. Employees may subsequently redirect matching contributions among any of the remaining investment options available in the Plan.

The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. These contributions may be up to 1.5% of each participant's compensation. Such discretionary contributions are determined and credited in the year following the Plan year. Discretionary contributions of $4,399,264 were authorized in 2013 and reported as contributions in the statement of changes in net assets available for benefits for the year ended December 31, 2013. Discretionary contributions of $4,740,840 were authorized on March 4, 2014. Such amounts will be reported as contributions to the Plan in the year authorized and funded.

Employees in the Next Gen structure ("Next Gen") are not eligible to participate in a pension plan, but instead receive the Next Gen Employer Contribution under the Plan. The Company makes an Employer Contribution in the amount of 3% of compensation to the account of each employee eligible for this contribution. In addition, if an employee wishes to participate in the Plan, the Company match is 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation. Next Gen employees are exempt employees hired or rehired on or after January 1, 2010, Northampton and Springfield Clerical/Technical employees hired or rehired on or after January 1, 2011, Columbia

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Energy Group union, non-exempt non-union, Brockton Operating and Lawrence employees hired or rehired on or after January 1, 2013 and Brockton Clerical/Technical employees hired or rehired on or after June 1, 2013.

Automatic Enrollment - Certain new hires are automatically enrolled into the Plan at a 3% contribution level after 30 days of hire. The new hire has the option to stop or change the contribution percentage at any time.

Rollovers from Other Qualified Employer Plans - The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with withdrawals and an allocation of Plan losses and certain administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting - Participants are fully vested in their accounts at all times.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans range from 3.25% to 9.5% at December 31, 2013 and 3.25% to 9.5% at December 31, 2012. Participants may have a maximum of two loans outstanding at any given time. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years (30 years prior to January 1, 2002). Participants who terminate employment on or after July 1, 2005 with an outstanding Plan loan may make loan repayments through direct payments from their bank accounts. If no arrangements are made with Fidelity after termination/retirement, the participant is subject to having their loan defaulted and could face tax consequences.
Participant Withdrawals - Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:

•	Age 59½ withdrawals;

•	Voluntary withdrawals from after-tax, rollover and matching contributions; and

•	Hardship withdrawals, subject to the Plan rules.

A hardship withdrawal may result in the suspension of the participant’s deferral and Company matching contributions for six months.
Payment of Benefits - If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the Plan administrator will direct that such amount be paid in a lump sum. If the participant’s balance exceeds $1,000, but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, then the Plan administrator will pay the distribution as a direct rollover to an individual retirement plan designated by the Plan administrator.
Plan Amendments
Inclusion of Same-Sex Spouse - the Plan was amended effective January 1, 2013 to reflect a change to the definition of “spouse.” Consistent with recent IRS and DOL guidance regarding the Supreme Court’s Windsor decision, the definition of spouse now includes any individual who is lawfully married in any domestic or foreign jurisdiction that recognizes such marriage, regardless of the state of domicile. Thus, for purposes of plan administration, same sex spouses who are legally married are to be treated the same as any spouse of the opposite sex.
CEG Union, Non-Union Non-Exempt, Brockton Operating and Lawrence Next Gen Structure - The Plan was amended to reflect the adoption of the Next Gen structure for the CEG union, non-union non-exempt, Brockton Operating and Lawrence employees effective January 1, 2013. Under the Next Gen structure, CEG union, non-union non-exempt, Brockton Operating and Lawrence employees hired or rehired on or after January 1, 2013 are not eligible to participate in a pension plan, but instead receive the Next Gen employer contribution under the Plan.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Brockton Clerical/Technical Next Gen Structure - The Plan was amended to reflect the adoption of the Next Gen structure for the Brockton clerical/technical group effective June 1, 2013. Brockton clerical/technical employees hired or rehired on or after June 1, 2013 are not eligible to participate in a pension plan, but instead receive the Next Gen employer contribution under the Plan.

2.    Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) using the accrual basis of accounting.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits - Benefits are recorded when paid. There were no participants who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2013 and 2012.
Investments - The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date (the exit price). See Note 4 for discussion of fair value measurements.

Purchases and sales of the investments are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and other operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Notes Receivable from Participants - Loans to participants are recorded at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.
NiSource Inc. Common Stock Fund
Employee Stock Ownership Plan - The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of this Plan, participants may diversify their investment attributable to employer match at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.
Voting and Tendering Rights of NiSource Inc. Common Stock Fund Participants - Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Inc. Common Stock Fund.
Payment of Benefits - Any distribution consisting of units in the NiSource Inc. Common Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the NiSource Inc. Common Stock Fund.
Administrative Expenses - Administrative expenses of the Plan are paid primarily by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts. Administrative expenses for 2013 are reported net of revenue credits of $330,000. The revenue credit relates to a portion of fees paid to some investment managers and shared with the plan recordkeeper and used to offset the normal costs of general plan recordkeeping and administration.  When those shared fees exceed the normal recordkeeping and

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

administrative costs, the recordkeeper returns those funds to the plan in the form of a revenue credit, which can then be used to pay other qualified plan expenses.
3.    Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits.

As of December 31,	2013	2012

NiSource Inc. Common Stock Fund[2]	$348,362,663	$264,874,301
Fidelity Institutional Money Market Fund[1]	110,718,419	119,248,262
Fidelity Contrafund Class K1	83,620,128	67,609,355
Fidelity Spartan 500 Index - Institutional	99,440,522	74,514,690
Fidelity Growth Company Fund Class K1	128,785,815	103,005,011

1Represents a party-in-interest to the Plan.
2Includes nonparticipant-directed investments and represents a party-in-interest to the Plan.

During the year ended December 31, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Appreciation/(Depreciation)
Mutual Funds[1]
U.S. equities	$95,334,371
International equities	11,568,705
Balanced fund	5,546,996
Target date funds	17,355,965
Fixed income	(7,914,439)
Common collective trust[1]	(254,314)
NiSource Inc. Common Stock Fund[2]	83,523,786
Net appreciation/(depreciation) in fair value of investments	$205,161,070

1Includes a party-in-interest to the Plan.
2Includes nonparticipant-directed investments and represents a party-in-interest to the Plan.

4.    Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to recognize transfers at the actual date of the event. During the year ended December 31, 2013, the Plan had no transfers in or out of Levels 1, 2, or 3.

Asset Valuation Techniques

Level 1 Measurements - Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The money market fund is stated at cost, which approximates fair value.

Level 2 Measurements - The investment in the common collective trust (“CCT”) is valued at the unit value as reported by the investment manager as of December 31, 2013 and 2012. Unit values are determined by the financial institution sponsoring such CCT, by dividing the trust’s net assets (which are primarily short-term investments and guaranteed investment contracts) at fair value (calculated by the fair value of the underlying investments held by the trust) by its units outstanding at the valuation dates. Redemptions are normally available on a daily basis without notice, but may be temporarily suspended due to liquidity concerns.
The investment in the NiSource Inc. Common Stock Fund is reported at net asset value and includes money market funds which are valued at cost (which approximates fair value) and NiSource Inc. common stock which is stated at fair value measured by quoted market prices in an active market. Redemptions are available on a daily basis without notice.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The following tables set forth, by level within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2013 and 2012.

		Fair Value Measurements at December 31, 2013
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds
U.S. equities	$455,702,470	$455,702,470	$—	$—
International equities	74,142,412	74,142,412	—	—
Balanced fund	49,673,743	49,673,743	—	—
Target date funds	164,278,314	164,278,314	—	—
Fixed income	98,544,860	98,544,860	—	—
Money market fund	110,718,419	110,718,419	—	—
Common collective trust	23,392,306	—	23,392,306	—
NiSource Inc. Common Stock Fund	348,362,663	—	348,362,663	—
Total	$1,324,815,187	$953,060,218	$371,754,969	$—

		Fair Value Measurements at December 31, 2012
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds
U.S. equities	$348,240,341	$348,240,341	$—	$—
International equities	57,237,610	57,237,610	—	—
Balanced fund	43,550,980	43,550,980	—	—
Target date funds	119,122,323	119,122,323	—	—
Fixed income	127,865,800	127,865,800	—	—
Money market fund	119,248,262	119,248,262	—	—
Common collective trust	21,207,717	—	21,207,717	—
NiSource Inc. Common Stock Fund	264,874,301	—	264,874,301	—
Total	$1,101,347,334	$815,265,316	$286,082,018	$—

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

5.    Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2013 and 2012, the Plan held 24,515,318 and 24,525,398 shares, respectively, of the NiSource Inc. Common Stock Fund, with a cost basis of $213,650,034 and $195,569,059, respectively. The NiSource Inc. Common Stock Fund includes 10,471,921 and 10,441,244 shares, respectively, of common stock of the Company, the Plan Sponsor, with a cost basis of $194,503,860 and $179,057,046 respectively. During the year ended December 31, 2013, the Plan recorded $9,997,283 of dividend income for the common stock.

6.    Nonparticipant-Directed Investments

The Plan’s investment in the NiSource Inc. Common Stock Fund includes both participant-directed transactions and non-participant directed transactions. Information about the NiSource Inc. Common Stock Fund and the significant components of the changes in the NiSource Inc. Common Stock Fund are as follows as of December 31, 2013 and 2012, and for the year ended December 31, 2013:

Balance at beginning of year	$264,874,301

Changes in net assets:
Net appreciation in fair value of investments	83,523,786
Dividends	9,997,283
Participant contributions	4,827,617
Employer contributions	30,202,605
Loans (issued)/repaid (net)	(806,719)
Interest on loans	266,166
Administrative fees	(23,713)
Benefits paid	(21,718,253)
Other adjustments	(12,492)
Transfer (to)/from participant-directed investments (net)	(22,767,918)
Net Change	83,488,362
Balance at end of year	$348,362,663

7.    Fidelity Managed Income Portfolio

The Plan participates in a fully benefit-responsive investment contract, the Fidelity Managed Income Portfolio, which is a common collective trust. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the trust’s constant net asset value (NAV) of $1 per unit. Distribution to the trust’s unit holders is declared daily from the net investment income and automatically reinvested in the trust on a monthly basis, when paid. It is the policy of the trust to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the trust will be able to maintain this value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the trust, plus earnings, less participant withdrawals and administrative expenses.

GAAP requires that the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment from fair value to contract value. At December 31, 2013 and 2012, the investment manager reported that there is no significant difference between contract value and fair value; therefore, there is no impact on the 2013 and 2012 financial statements. The contract is included in the statements of net assets available for benefits at estimated fair value.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The average yield and average crediting interest rates were 1.54% and 0.89% for 2013 and 1.70% and 1.05% for 2012. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are adjusted on a daily basis.

The trust imposes certain restrictions on the Plan, and the trust itself may be subject to circumstances that impact the ability to transact at contract value, such as partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, and certain transfers of assets from the fund. The Plan Administrator believes such events that would limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio are not probable of occurring.

8.    Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.

9.    Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated October 28, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “IRC”). The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statement.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes that it is no longer subject to income tax examinations for years prior to 2008.
The Plan files Form 5500, Annual Return/Report of Employee Benefit Plan, which is subject to examination by the Internal Revenue Service until the applicable statute of limitations expires. The statute of limitations for Form 5500 is six years.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

FORM: 5500 Schedule H, Part IV, Line 4i
EMPLOYER ID NO: 35-2108964, PLAN No: 005

Schedule of Assets (Held at End of Year)
As of December 31, 2013

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Cost**	Fair Value
*	NiSource Inc.	NiSource Inc. Common Stock Fund	$213,650,034	$348,362,663
*	Fidelity	Institutional Money Market Fund		110,718,419
*	Fidelity	Managed Income Portfolio		23,392,306
*	Fidelity	Balanced Fund Class K		49,673,743
	American Funds	EuroPacific Growth Fund		55,420,972
	Columbia	Acorn USA Z		18,780,635
*	Fidelity	Contrafund Class K		83,620,128
*	Fidelity	Equity Income Fund Class K		21,715,780
*	Fidelity	Freedom K Income Fund		5,192,525
*	Fidelity	Freedom 2010 Fund		19,058,145
*	Fidelity	Freedom 2020 Fund		65,100,165
*	Fidelity	Freedom 2030 Fund		38,755,842
*	Fidelity	Freedom 2040 Fund		23,491,236
*	Fidelity	Freedom 2050 Fund		12,680,401
*	Fidelity	Growth Company Fund Class K		128,785,815
	Oakmark	Oakmark International Fund I		16,128,097
	MFS	Massachusetts Investors Trust		25,783,278
	Invesco	U.S. Small Cap Value Fund		34,311,506
	Northern Funds	Small Cap Value Fund		9,394,888
	Perkins	Small Cap Value Fund - N Class		21,234,594
	PIMCO	Total Return Fund (institutional)		35,422,971
	PIMCO	Long-Term U.S. Government Fund		13,443,466
	PIMCO	Low-Duration Fund (institutional)		14,543,405
*	Fidelity	Spartan 500 Index - Institutional		99,440,522
*	Fidelity	Spartan International Index Fund - Investor Class		2,593,343
*	Fidelity	Spartan Extended Market Index Fund - Investor Class		12,635,324
	Vanguard	Total Bond Market (institutional)		30,890,177
	Vanguard	Inflation Protected Securities Fund		4,244,841
*	Various plan participants	Participant loans, with interest rates ranging from 3.25% to 9.50%, and maturity dates ranging from 2014 to 2031.		26,095,918
	Total Assets (Held at End of Year)			1,350,911,105

*	Denotes a party-in-interest
**	Cost omitted for participant-directed investments

	See Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NiSource Inc. Retirement Savings Plan
(Name of Plan)

Date:	June 25, 2014	/s/David J. Vajda
David J. Vajda
V.P., Treasurer & Chief Risk Officer NiSource Inc.
Member, Administrative Committee

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2013 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/Robert C. Skaggs, Jr.	/s/Stephen P. Smith
Robert C. Skaggs, Jr.	Stephen P. Smith
President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Exhibit	Description of Item
23	Consent of Independent Registered Public Accounting Firm